SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 of
the Securities Exchange Act of 1934

For the month of April, 2002
Commission File Number 1-8819

BT Group public limited company

BT Centre
81 Newgate Street
London
EC1A 7AJ
England

(Name of registrant and address of principal executive offices)

Enclosures: two company announcements made on April 8, 2002.

- Verwaayen sets out new strategy for BT; and
- BT extends broadband to 100 more exchanges

This report on Form 6-K is incorporated by reference into Registration Statement No. 333-14214

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group
public limited company

Date: April 8, 2002 By:

PATRICIA DAY
Authorized Representative

April 8, 2002

VERWAAYEN SETS OUT NEW STRATEGY FOR BT

BT to focus on delivering value for customers, shareholders and staff

Ben Verwaayen, BT's chief executive officer, today set out BT Group's new three-year strategy.

BT intends to be the best provider of communications services and solutions for everybody in the UK, for corporate customers in Europe and with global reach through partnerships.

The strategic plan, which confirms BT as a single integrated telecommunications company, has six main priorities:

- A relentless focus on customer satisfaction
- Financial discipline – profitable organic revenue growth, control of costs and cash
- Broadband at the heart of BT, with a new "Direct" product to come from BT Retail which will allow customers "no frills" direct broadband access to the internet
- BT Ignite to concentrate on providing solutions and other value-added services to multi-site corporate customers with European operations
- The placing of all UK networks under unified management

- Brand extension into areas adjacent to BT's existing business where its brand has proven relevance, e.g. communications solutions and mobility for business customers.

Ben Verwaayen said: "We are an integrated telecommunications company but with separate operating lines of business. There will be no IPOs, no burying our heads in internal re-structuring.

"We will achieve profitable growth by striking the right balance between growth and managing our finances with great discipline. We will neither grow for growth's sake, nor cut costs as an end in itself. We will continue to manage our debt down, we will stay within our existing capital expenditure envelope. And we will return to the dividend list.

"We are going to act as one company focused on our customers. If we can get our customer satisfaction right, introduce new and innovative services, manage our costs and cash effectively, and unite our staff, we can deliver real value to our shareholders."

Customer satisfaction

Customer satisfaction is the cornerstone of the new strategy and BT aims to be the most customer focused and efficient communications company in the markets in which it operates. There will be a radical programme for improvement across all parts of the company, making it easier to contact BT and talk to advisors.

BT will also create multi-functional contact centres, and set up new processes for its wholesale customers. BT's target is to reduce customer dissatisfaction by 25 per cent a year.

BT will continue to become a more "e-Centric" company to improve its processes and services whilst constraining costs. It is working to make it as easy to interact with it on-line as it is currently on the telephone or face to face. BT will continue to develop bt.com as a service channel.

Financial discipline

There will be a focus on achieving world-class operating costs, and resulting systematic improvements in operating cash flow and profit levels. BT believes that implementing its new strategy will result in an attractive new financial model for the company based on a balance between organic revenue growth and cash generation.

The key financial targets for the business are:

- 6 to 8 per cent profitable organic compound annual growth rate (CAGR)
- EBITDA margin of 28 - 30 per cent
- Interest costs falling substantially
- Positive free cash flow in 2002/03
- Earnings per share growth at least 25 per cent CAGR to 2004/05

Key financial targets (continued):

- £1bn - £1.5bn annual free cash flow in 2004/05
- Confirmation of return to the dividend list this year
- Capital expenditure to be held below £3bn
- BT Retail revenue of 3 per cent CAGR to be driven by new products to 2004/05
- BT Wholesale external revenue 5 - 7 per cent CAGR to 2004/05
- BT Ignite revenue 15 per cent CAGR to 2004/05 in continuing businesses
- BTopenworld revenue growth of 35 per cent CAGR to 2004/05
- A relentless focus to drive down costs with Sales, General & Administration (SG&A) savings of £175m in BT Retail in 2002/03
- BT Wholesale cash savings of £200m in 2002/03
- BT Ignite loss-making businesses to achieve EBITDA break-even by March 2003, and the ex-Concert business to achieve EBITDA break-even by December 2003
- BT says debt can be driven to below £10bn

Broadband

Broadband will be at the heart of BT. To help achieve its intent of 5 million UK connections by 2006, BT Retail will shortly announce the launch of a "direct" access-only broadband product which will connect customers directly with the Internet without first going through an ISP.

BT Retail will also continue to expand its brand into other new areas such as communications services for small and medium-sized businesses and wider corporate communication technology solutions including mobile services. BTopenworld is to continue to offer the full-service product for consumers and SMEs whilst also increasing its focus on value-added services.

A greater focus for BT Ignite

BT Ignite is already streamlining its activities to focus on multi-site corporate customers with European operations. It is driving all current loss making businesses to reach EBITDA break even by March 2003, and the ex-Concert business to EBITDA break even by December 2003. It is exploiting its best in class Frame / ATM / IP network, enabling it to build on its strength in providing managed services, whilst also building on its highly successful UK Solutions business.

The integration of the Concert business will give access to a greater customer base, enabling further cost reductions and revenue uplift.

BT Ignite will make no further investment in SME and Consumer businesses outside the UK. Such businesses will be closed if not profitable and consolidation opportunities will be sought in the longer term.

All networks under unified management

BT will act as an integrated telecommunications company and to that end will place responsibility for management of its business and services where it is most logical. An example of this approach will see all UK networks managed centrally by BT Wholesale.

In addition, during the plan period BT will migrate existing services to the newest platforms to reduce costs and investments, while maintaining its service capability. BT will limit investment in legacy voice and data platforms, maximising its return on capital employed. This will allow BT Wholesale to focus both on its internal customers and its growing number of external customers. BT Wholesale will aim to become the supplier of choice for value added services, network management and outsourcing.

Brand extension

BT is committing to an increased level of organic revenue growth through movement into adjacent markets, including the extension of its ICT solutions business into outsourcing, mobility, customer contact centres, and IP network integration.

BT will not move back into mobile infrastructure, but intends to provide a wider range of wireless and mobile services such as integrated fixed/mobile services and wireless LANs for business customers.

BT will use DSL to enhance the communications experience to the PC through video and multi-media. Over time, BT will expand this to other devices, linking PC, telephone, sound systems and TV, adding interactivity to TV and the entertainment experience.

Verwaayen said: “BT was the first major telco to redress its balance sheet and re-structure itself for the new dynamics of the market. And BT will be the first to return to the fundamentals of good business practice. By focusing on delighting our customers, achieving good growth from sensible investments, and by setting our objectives to stretching but achievable aims, BT can return to its rightful position as the benchmark of the industry.”

Forward Looking Statements – Caution

Certain statements in this press release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements include, without limitation, those concerning: BT customer targets; reductions in costs, and prices for customers; increasing access to broadband; improvements in network performance and service quality; partnerships with service providers; expectations regarding broadband growth in the UK; the promotion of broadband by third-party service providers; revenues and EBITDA targets and growth.

Although BT Group believes that the expectations reflected in these forward-looking statement are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT Group and its lines of business; future regulatory actions and conditions in BT Group's operating areas, including competition from others in communications markets; general financial market conditions; technological innovations, including the cost of developing new products and improving the quality of service; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services not being realised; the timing of entry and profitability of BT and its lines of business in certain communications markets; factors not wholly within BT Group's control which may affect its ability to implement its cost reduction programme, improve quality, and work successfully with other service providers to promote broadband.

Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369.

A full version of the slide presentation of today's strategy announcement will be available from 10:30am BST (GMT+1) at our web site:
http://www.btplc.com/mediacentre

There will be a live web cast of both the presentation and the question and answer session starting at 10:30am BST (GMT+1) from :
http://www.groupbt.com/presentation

Please ensure that you have access to the BT web site beyond any firewall that your organisation may be operating.

April 8, 2002

BT EXTENDS BROADBAND TO 100 MORE EXCHANGES

BT is bringing broadband services to 100 more exchanges in the UK following a reassessment of demand in all exchanges based on the new costs and wholesale prices that were announced by the company last month.

The 100 extra exchanges mean that ADSL services will be available to more than two thirds of the UK population, a total of 16 million households, by the end of May. Under the programme, more than 50 further cities and towns will be added to the broadband map as well as gaps being filled in existing coverage.

Paul Reynolds, chief executive of BT Wholesale, said: "We pledged last month that we would put broadband at the heart of BT moving forward, and today's announcements show us doing just that. With the growth in demand following our price cuts, these moves make excellent business sense for BT, as well as being further great news for Broadband Britain.

"The work in these 100 exchanges is our response to customer demand. People have told us, in sufficient numbers, that they want broadband services and the advantages of always-on, fixed cost, fast access that they offer.

"We are also adding extra capacity in the current 1,010 ADSL enabled exchanges to meet the significant increase in demand that resulted from the price reductions made by service providers as they passed on our wholesale cuts."

"We will continue to look at the viability of more exchanges as we identify sufficient demand, and expect to make further announcements in the summer."

Currently BT is reviewing about 500 exchanges which might next be upgraded. Generally these are the bigger exchanges and tend to have higher proportions of existing narrowband Internet users than average.

The wholesale price reductions, which have enabled service providers to drop their charges to end user customers and so boosted demand, came into effect on April 1. They were announced on February 26 by BT chief executive Ben Verwaayen when he forecast one million ADSL customers by summer 2003.

Wholesale orders are now running at more than 10,000 a week, and escalating.

Demand from service providers and would-be end-user businesses and consumers, along with intelligence gathered from local developers, planners and local authorities, have prompted the extra engineering work on the next tranche of 100 exchanges.

BT is also concentrating extra efforts on how to provide broadband to areas not yet served or covered by future exchange upgrades. These include:

- Developing current technology so that it can serve smaller numbers of customers in BT's smaller exchanges and still be cost-effective
- Continuing to seek further ways of reducing costs with existing technology
- Exploring alternative solutions - such as mesh radio and satellite – that might be used where ADSL is not technically possible or commercially viable
- Working with others to draw up business models for a partnership approach to funding future developments and stimulating demand

Note to Editors

Details of the 100 further exchanges to be upgraded by the end of May can be found at www.bt.com/broadband

Inquiries about this news release should be made to the BT Group Newsroom on its 24 hour number: 020 7356 5369. From outside the UK dial +44 20 7356 5369.
All news releases can be accessed at our web site:
www.btplc.com/mediacentre